UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42581

Costamare Bulkers Holdings Limited
(Translation of registrant's name into English)

7 rue du Gabian
MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3, as filed with the U.S. Securities and Exchange Commission on May 30, 2025 (File No. 333-287685) to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated October 8, 2026: Costamare Bulkers Holdings Limited Announces Election of Class I Director at 2026 Annual Meeting of Stockholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Costamare Bulkers Holdings Limited

Date: October 8, 2026	By:	/s/ Gregory G. Zikos
	Name:	Gregory G. Zikos
	Title:	Chief Executive Officer